Filed pursuant to Rule 424(b)(3)
S.E.C. File No. 333-127248
PROSPECTUS
108,600,713 Class A Common Shares

We may issue from time to time up to 108,600,713 Class A common shares to holders of up to an equal number of Accenture SCA Class I common shares upon tender of those Class I common shares for redemption. We are an exempted company incorporated under the laws of Bermuda and the sole general partner of Accenture SCA, a Luxembourg partnership limited by shares. As of August 1, 2005, we owned approximately 76% of the outstanding voting interests in Accenture SCA. The 108,600,713 Accenture SCA Class I common shares that may be redeemed were issued in our corporate reorganization that took place in 2001.
We are registering the issuance of our Class A common shares to permit holders of Accenture SCA Class I common shares who elect to redeem their Accenture SCA Class I common shares to sell without restriction in the open market or otherwise any of our Class A common shares that they receive upon redemption. However, the registration of our Class A common shares does not necessarily mean that any holders will elect to redeem their Accenture SCA Class I common shares or that we will elect to issue any of our Class A common shares rather than pay cash upon redemption of Accenture SCA Class I common shares. We will not receive any cash proceeds upon the issuance of any of our Class A common shares following a redemption of Accenture SCA Class I common shares, but will acquire the Accenture SCA Class I common shares tendered for redemption in exchange for any of our Class A common shares that we issue to a redeeming holder.
Our Class A common shares are listed on the New York Stock Exchange under the symbol “ACN.” The last reported sale price of the Class A common shares on August 26, 2005 was $24.65 per share.
See “Risk Factors” beginning on page 2 to read about factors you should consider before investing in our Class A common shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The Bermuda Monetary Authority has classified us as non-resident of Bermuda for exchange control purposes. Accordingly, the Bermuda Monetary Authority does not restrict our ability to convert currency, other than Bermuda dollars, held for our account to any other currency, to transfer funds in and out of Bermuda or to pay dividends to non-Bermuda residents who are shareholders, other than in Bermuda dollars. The Bermuda Monetary Authority has granted a general permission under the Exchange Control Act 1972 of Bermuda, and the regulations under it, in respect of the issue and transfer of shares in Bermuda companies listed on the New York Stock Exchange to or from non-residents of Bermuda.
This permission of the Bermuda Monetary Authority covers the issuance of our Class A common shares upon redemption of SCA Class I common shares as described in this prospectus. In addition, the permission covers the free transferability by shareholders of all our Class A common shares that may be sold as described in this prospectus. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guaranty by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving those approvals or permissions, the Bermuda Monetary Authority will not be liable for our performance or default or for the correctness of any opinions or statements expressed in this document.

The date of this prospectus is August 26, 2005

TABLE OF CONTENTS
Prospectus
      We have not authorized anyone to provide you with information or to make any representations about anything not contained in this prospectus or the documents incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. We are offering to sell, and seeking offers to buy, only our Class A common shares covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date, regardless of the time and delivery of this prospectus or of any sale of the shares.
      You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.
      When used in this prospectus, except where the context otherwise requires, the terms “we,” “our,” “us” or “Accenture” refer to Accenture Ltd and, where appropriate, its subsidiaries, including Accenture SCA. We refer to the Accenture SCA Class I common shares that may be tendered for redemption for Class A common shares as the “SCA Class I common shares.” We use the term “partner” to refer to executive employees of Accenture with the partner title.

i

ACCENTURE
      We are one of the world’s leading management consulting, technology services and outsourcing organizations. We operate globally with one common brand and business model designed to enable us to serve our clients on a consistent basis around the world. We work with clients of all sizes and have extensive relationships with the world’s leading companies and governments.
      Our leading position results from the fact that we are one of the largest management consulting, technology services and outsourcing companies in the world in terms of number of employees, industries served and revenues. Based on our knowledge of our business and the business of our competitors, we believe that few other organizations provide as broad a range of management consulting, technology services and outsourcing solutions to as many industries in as many geographic markets as we do.
      Our business consists of using our industry and business-process knowledge, our service offering expertise and our insight into and access to existing and emerging technologies to identify new business and technology trends and formulate and implement solutions for clients under demanding time constraints. We help clients identify and enter new markets, increase revenues in existing markets, improve operational performance and deliver their products and services more effectively and efficiently.
      We are incorporated under the laws of Bermuda. We maintain a registered office in Bermuda at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our telephone number in Bermuda is +1 (441) 296-8262. We also have major offices in the world’s leading business centers, including New York, Chicago, Dallas, Los Angeles, San Francisco, London, Frankfurt, Madrid, Milan, Paris, Sydney and Tokyo. Our website address is www.accenture.com. We do not intend for information contained in our website to be part of this prospectus.

RISK FACTORS
      The redemption of your SCA Class I common shares and the ownership of our Class A common shares involve various risks. You should carefully consider each of the risks described below and all of the other information included or incorporated by reference in this prospectus when redeeming your SCA Class I common shares, as you may, at our discretion, receive our Class A common shares in payment of the redemption price.
Risks That Relate to Ownership of Our Class A Common Shares
The share price of our Class A common shares may be adversely affected from time to time by sales, or the anticipation of future sales, of our Class A common shares held by our employees and former employees.
      Our employees and former employees continue to hold significant numbers of our Class A common shares, restricted share units and options, as well as other classes of stock of our subsidiaries that are exchangeable or redeemable for our Class A common shares.
Shares previously received in connection with our transition to a corporate structure

•	As of July 24, 2005, substantial numbers of shares previously received in connection with our transition to a corporate structure, which we refer to as “founder shares,” are still held by our partners, former partners and their permitted transferees. The founder shares remain directly or indirectly subject to provisions of our various charter documents permitting sales or dispositions of these shares by our partners or former partners in increasing amounts annually through July 2009 and, in the case of partners who remain employed with us for such longer periods, as they remain employed. For a more detailed description of these restrictions with respect to SCA Class I common shares, see “Redemptions of SCA Class I Shares — Restrictions on Redemption.” SCA Class I common shares and Accenture Canada Holdings Inc. exchangeable shares are redeemable or exchangeable, respectively. Upon any request for redemption or exchange, we have the option of honoring such requests through cash settlement or the issuance of a comparable number of our Class A common shares.

Based on current partner demographics, the founder shares still held by our partners, former partners and their permitted transferees become available for transfer as follows:

		Number of SCA Class I
		Common Shares and
	Number of Our	Accenture Canada
	Class A	Holdings Inc.
Available for Transfer	Common Shares	Exchangeable Shares

Currently	19,505,208	36,714,562
July 24, 2006	12,110,428	38,600,707
July 24, 2007	13,988,543	34,900,286
July 24, 2008	13,469,343	37,440,451
July 24, 2009	37,109,465	97,613,276
Later of July 24, 2009 or end of employment with Accenture	30,396,910	78,733,942

We may waive the transfer restrictions applicable to founder shares in accordance with their terms to permit transactions, such as issuer tender offers or secondary offerings, that we approve. From time to time, we may also approve limited relief from the existing share transfer restrictions for specified partners or groups of partners in connection with particular retirement, employment and severance arrangements that we determine to be important to the execution of our business strategy.

•	In July 2005, we implemented a Senior Executive Trading Policy applicable to our senior executives which provides, among other things, that all founder shares held by our senior executives and currently available for transfer will also be subject to quarterly trading guidelines. These guidelines seek to limit the total number of founder shares redeemed, sold or otherwise transferred in any calendar quarter to no more than a composite average weekly volume of trading in our Class A common shares. Currently, approximately 54% of the founder shares identified above remain subject to these additional quarterly guidelines of the Senior Executive Trading Policy. We expect to rigorously enforce this policy. However, sanctions under this policy may be prospective in nature and there can be no guarantee that we can prohibit all individual transfers that may be attempted in breach of this policy.

The Senior Executive Trading Policy was implemented, in part, due to the expiration on July 24, 2005 of transfer restrictions contained in our bye-laws and in Accenture SCA’s articles of association that generally precluded transfers of any founder shares prior to July 24, 2005 without our prior consent. Prior to July 24, 2005, we utilized these provisions to create and facilitate our Share Management Plan, pursuant to which substantially all founder shares that were transferred prior to July 24, 2005 were transferred in a series of annual secondary offerings and smaller, quarterly sales opportunities and related tender offer transactions. On and after July 24, 2005, holders of founder shares will be able individually to execute sales, redemptions or dispositions of those shares that are free of transfer restrictions and, in the case of our senior executives, in compliance with the quarterly trading guidelines contained in the Senior Executive Trading Policy.
Shares to be received under our 2001 Share Incentive Plan

•	As of July 25, 2005, a total of 32,137,592 of our Class A common shares underlying restricted share units generally were scheduled to be delivered during the calendar years indicated below:

Number of Shares	Calendar Year

663,397	2005
3,144,838	2006
3,609,008	2007
2,866,514	2008
8,414,964	2009
13,438,871	After 2009
      The delivery of some of these shares may be deferred based on elections made by the holders.

•	In addition, as of July 25, 2005, a total of 75,955,522 of our Class A common shares were issuable pursuant to options, of which options to purchase an aggregate of 46,335,309 Class A common shares were exercisable and options to purchase an aggregate of 29,620,213 Class A common shares generally will become exercisable during the calendar years indicated below:

Number of Shares	Calendar Year

7,916,423	2005
10,649,566	2006
11,054,224	After 2006
We may need additional capital in the future, and this capital may not be available to us. The raising of additional capital may dilute shareholders’ ownership in us.
      We may need to raise additional funds through public or private debt or equity financings in order to:

•	take advantage of opportunities, including more rapid expansion;

•	acquire complementary businesses or technologies;

•	develop new services and solutions; or

•	respond to competitive pressures.
      Any additional capital raised through the sale of equity may dilute shareholders’ ownership percentage in us. Furthermore, any additional financing we may need may not be available on terms favorable to us, or at all.
We are incorporated in Bermuda and a significant portion of our assets are located outside the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States.
      We are incorporated under the laws of Bermuda, and a significant portion of our assets are located outside the United States. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda or in countries other than in the United States where we have assets, based on the civil liability provisions of the federal or state securities laws of the United States. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, based on the civil liabilities provisions of the federal or state securities laws of the United States, or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries other than in the United States, where we have assets.
Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.
      Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda. The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors.
      Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Shareholders of Bermuda companies do not generally have rights to take action against directors or officers of the company, and may only do so in limited circumstances. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any contract or arrangement with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his duties to that company, he or she may be held personally liable to the company in respect of that breach of duty. A director may be liable jointly and severally with other directors if it is shown that the director knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director for the matter in question, in light of the nature of the conduct of the director and the extent of the causal relationship between his or her conduct and the loss suffered.
      Our board of directors adopted resolutions providing, among other things, that (a) our shareholders may bring derivative proceedings on behalf of us, if these derivative proceedings are brought on a basis and under the terms set forth in the Model Business Corporation Act as it is interpreted by, or required by, the courts; (b) we will consent to the jurisdiction, for any otherwise available cause of action by or on behalf of our shareholders, of all Delaware state courts and U.S. federal courts in Delaware; and (c) our directors and officers will occupy a fiduciary relationship with us and our shareholders and these directors and officers, in performing their duties, will act in good faith in a manner that a director or officer believes to be in our best interest and in the best interest of our shareholders, as that standard of care is interpreted by the courts. However, notwithstanding the passing of these resolutions, all substantive and procedural requirements of Bermuda law would have to be satisfied for any such derivative proceedings to be brought in Bermuda.
The nature of your investment will change upon a redemption of your SCA Class I common shares.
      If you exercise your right to redeem your SCA Class I common shares, you may receive cash or, at the election of Accenture SCA, our Class A common shares in exchange for SCA Class I common shares. Upon any such redemption, if you also hold our Class X common shares we also may repurchase for cash at par value a corresponding number of our Class X common shares held by you, which generally entitle you to vote along with holders of our Class A common shares on matters submitted to a vote of our shareholders as long as you hold SCA Class I common shares. If you receive cash for your SCA Class I common shares, you will no longer have any voting or economic interest in us or Accenture SCA, will not benefit from any subsequent increases in price of our Class A common shares and will not receive any future dividends from Accenture SCA or us (unless you currently own or acquire in the future our Class A common shares). If you redeem all of your SCA Class I common shares and receive our Class A common shares, you will no longer be a shareholder of Accenture SCA. Although the economic nature of an investment in our Class A common shares may be substantially equivalent to an investment in SCA Class I common shares, there are some important differences between your rights as a holder of our Class A common shares in comparison to your rights as a holder SCA Class I common shares and our Class X common shares. These differences, some of which may be material to you, are discussed in “Comparison of Rights of Holders of Accenture Class A Common Shares and SCA Class I Common Shares and Accenture Class X Common Shares.”
Risks That Relate to Our Business
      The following additional risks relate to our business:

•	Our results of operations are materially affected by economic conditions, levels of business activity and rates of change in the industries we serve.

•	Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology or if growth in the use of technology in business is not as rapid as in the past.

•	We may face damage to our professional reputation or legal liability if our clients are not satisfied with our services.

•	Our engagements with clients may not be profitable or may be terminated by our clients on short notice.

•	Our global operations pose complex management, foreign currency, legal, tax and economic risks, which we may not adequately address.

•	The consulting, technology and outsourcing markets are highly competitive and the pace of consolidation, as well as vertical integration, among our competitors continues to increase. As a result, we may not be able to compete effectively if we cannot efficiently respond to these developments in a timely manner.

•	If we are unable to attract, retain and motivate employees, we will not be able to compete effectively and will not be able to grow our business.

•	Our profitability will suffer if we are not able to maintain our pricing and utilization rates and control our costs. A continuation of current pricing pressures could result in permanent changes in pricing policies and delivery capabilities.

•	Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in increased volatility of our share price.

•	We continue to achieve greater percentages of revenues and growth through outsourcing. This strategy could result in higher concentrations of revenues and contributions to income from a smaller number of larger clients on customized outsourcing solutions or, in the case of more-standardized business process outsourcing services provided through our BPO businesses, from larger portfolios of clients for whom we provide similar services and solutions utilizing standard operating models. As our outsourcing business continues to grow, we may continue to experience increased pressure on our overall margins, particularly during the early stages of new outsourcing contracts.

•	On certain complex engagements where we partner with third parties, clients are increasingly demanding that we guarantee the performance of these third parties, whom we do not control. Regardless of whether we guarantee the performance of third parties, our own performance may nonetheless be impacted if other software or infrastructure providers cannot deliver their contributions in a timely manner.

•	If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 or attain an unqualified report from our independent auditors as to our internal controls as required as of the end of the current fiscal year, our reputation, our financial results and the market price of our stock could suffer.

•	We may experience difficulties with new business and financial systems that we implemented as of September 1, 2004 that could disrupt our ability to timely and accurately process and report key components of our results of operations and financial condition, although, to date, we have not experienced any significant difficulties.

•	Recent tax legislation, future legislation and negative publicity related to Bermuda companies may lead to an increase in our tax burden or affect our relationships with our clients.

•	Our services or solutions may infringe upon the intellectual property rights of others.

•	We have only a limited ability to protect our intellectual property rights, which are important to our success.

•	If our alliances do not succeed, we may not be successful in implementing our growth strategy.
      For a more detailed discussion of these business-related risk factors, see the information under the heading “Business — Risk Factors” in our Annual Report on Form 10-K for the year ended August 31, 2004.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to our operations, our results of operations and other matters that are based on our current expectations, estimates and projections. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. The reasons for this include changes in general economic and political conditions, including fluctuations in exchange rates, and the factors discussed above under the section entitled “Risk Factors.”
USE OF PROCEEDS
      We will not receive any cash proceeds from the issuance of our Class A common shares pursuant to this prospectus, but we will acquire SCA Class I common shares in exchange for any of our Class A common shares that we may issue to a redeeming holder.

REDEMPTION OF SCA CLASS I COMMON SHARES
General
      You may, subject to certain limitations and generally only after specified dates, require that Accenture SCA redeem all or a portion of your SCA Class I common shares that are not subject to restrictions on redemption. See “— Restrictions on Redemption” below. In that case, Accenture SCA is obligated to redeem any such SCA Class I common shares at a redemption price per share generally equal to the average of the high and low sale prices of a Class A common share as reported on the New York Stock Exchange on the trading day on which Accenture SCA receives your irrevocable notice of redemption if received prior to close of trading for that day, or on the following trading day if Accenture SCA receives your irrevocable notice of redemption later than the close of trading on that day. Accenture SCA may, at its option, pay the redemption price with cash or by delivering our Class A common shares on a one-for-one basis, subject to adjustment.
      The one-for-one exchange ratio will be adjusted for stock dividends and stock splits. The one-for-one redemption price and exchange ratio may also be adjusted if we hold more than a de minimis amount of assets (other than our interest in Accenture SCA and assets we hold only transiently prior to contributing them to Accenture SCA) or incur more than a de minimis amount of liabilities (other than liabilities for which Accenture SCA has a corresponding liability to us). We have been advised by our legal advisors in Luxembourg that there is no relevant legal precedent in Luxembourg qualifying or defining the term “de minimis.” In the event that a question arises in this regard, we expect that management will interpret “de minimis” in light of the facts and circumstances existing at the time in question. We do not intend to hold any material assets other than our interest in Accenture SCA or to incur any material liabilities such that this one-for-one redemption price and exchange ratio would require adjustment.
      In connection with any redemption of your SCA Class I common shares, if you also hold our Class X common shares we may repurchase a corresponding number of your Class X common shares at a per share cash purchase price equal to the par value of a Class X common share, being $0.0000225 per share.
      If Accenture SCA elects to satisfy any redemption right exercised by you as a holder of SCA Class I common shares with our Class A common shares, the Class A common shares delivered to you will be validly issued, fully paid and non-assessable shares.
Restrictions on Redemption
      Under Accenture SCA’s articles of association, Accenture SCA partners who continue to be employees of Accenture SCA are permitted to redeem a percentage of the SCA Class I common shares beneficially owned by them beginning on July 24, 2005 as follows:

Cumulative percentage of shares
permitted to be redeemed(1)	On or after

45%	July 24, 2005
55%	July 24, 2006
65%	July 24, 2007
75%	July 24, 2008
100%	The later of (a) July 24, 2009 and (b) the end of employment with Accenture

(1)	Percentages include any SCA Class I common shares previously transferred, redeemed or repurchased.

     Partners who have retired or subsequently retire from Accenture SCA at the age of 50 or above may redeem the SCA Class I common shares they own as follows:

Percentage of remaining
SCA Class I common shares
Age at retirement	that may be redeemed(1)

56 or older	100%
55	87.5%
54	75%
53	62.5%
52	50%
51	37.5%
50	25%

(1)	Percentages include any SCA Class I common shares previously transferred, redeemed or repurchased.
     If a retiring partner owns any SCA Class I common shares for which restrictions on redemption are not released, those SCA Class I common shares will be eligible to be redeemed as if the retiring partner continued to be employed by Accenture SCA until July 24, 2009.
      Partners who became disabled before our 2001 transition to a corporate structure are permitted to redeem all of their SCA Class I common shares commencing on July 24, 2005. Partners who became or become disabled following our 2001 transition to a corporate structure are subject to the general restrictions on redemption applicable to Accenture SCA employees or, if disabled after the age of 50, on redemptions applicable to retired partners.
      All restrictions on redemption terminate upon a partner’s death.
      We have the authority to waive the foregoing restrictions on redemption in particular situations or generally.
      Restrictions on redemption applicable to transferees of SCA Class I common shares are set forth in the transfer restrictions agreements under the Family and Charitable Transfer Program.
      In addition to the foregoing, we may refuse to honor requests for the redemption of SCA Class I common shares in certain additional situations, as follows:

•	if the redemption would be prohibited under applicable law or regulation (regardless of whether the redemption price is payable in our Class A common shares, cash or for other consideration);

•	from the date of the announcement of a tender offer by us or any of our affiliates for SCA Class I common shares, or any securities convertible into, or exchangeable or exercisable for, SCA Class I common shares, until the expiration of ten United States business days after the termination of that tender offer (provided that, subject to any restrictions on transfer otherwise applicable to the SCA Class I common shares of a holder, no holder of SCA Class I common shares will be precluded from tendering SCA Class I common shares in that tender offer).
      Current partners of Accenture SCA should refer to Accenture’s Senior Executive Trading Policy, as amended from time to time, for additional restrictions on redemptions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
OF REDEEMING SCA CLASS I COMMON SHARES
      The following discussion summarizes the material U.S. federal income tax consequences that may be relevant to a “U.S. holder” who exercises such holder’s right to require the redemption of such holder’s SCA Class I common shares.
      Except where noted, the following discussion deals only with SCA Class I common shares held as capital assets and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders in light of their personal circumstances, or to U.S. holders subject to special treatment under the U.S. federal income tax laws, including insurance companies, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, estates, trusts, tax-exempt organizations, non-U.S. holders, S corporations, persons with a functional currency other than the U.S. dollar, U.S. expatriates, persons holding our shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons subject to the alternative minimum tax, and holders otherwise subject to special treatment under U.S. tax laws. This summary also does not address the tax consequences to shareholders, partners or beneficiaries of a holder of the SCA Class I common shares. Furthermore, this discussion does not address any state, local or foreign tax consequences, although certain Luxembourg tax consequences are discussed in the following section.
      Because the specific U.S. federal income tax consequences to a holder exercising such holder’s redemption right will depend upon the specific circumstances of that holder, each holder considering exercising the redemption right is strongly urged to consult such holder’s own tax advisor regarding the specific U.S. federal, state, local and non-U.S. tax consequences to such holder of the exercise of the redemption right in light of such holder’s specific circumstances.
      As used herein, a U.S. holder means a beneficial owner of SCA Class I common shares that is (a) a citizen or resident alien individual, as defined in Section 7701(b) of the Code, of the United States; (b) a corporation, partnership, limited liability company or other entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise; (c) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (d) in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons or the trust was in existence on August 20, 1996 and has made a valid election to be treated as a U.S. person. A “non-U.S. holder” is a beneficial holder of SCA Class I common shares that is not defined above as a “U.S. holder.”
Redemption of SCA Class I Common Shares
      Except as provided in the following paragraph, the redemption of SCA Class I common shares by Accenture SCA will be a taxable event. A U.S. holder who chooses to have Accenture SCA redeem its SCA Class I common shares will recognize taxable gain only to the extent that the cash or fair market value of our Class A common shares exceeded the U.S. holder’s adjusted basis in all of such U.S. holder’s SCA Class I common shares immediately before the redemption. Any gain or loss resulting from such a disposition will be taxed as capital gain or loss and will be taxed as long-term capital gain if such U.S. holder held the SCA Class I common shares for more than one year. To the extent that less than all of the U.S. holder’s SCA Class I common shares have been redeemed, the U.S. holder would not be permitted to recognize any loss occurring on the transaction.
      If the redemption of SCA Class I common shares by a U.S. holder for our Class A common shares (or cash) is deemed to be transferred by us, the disposition may be treated for U.S. federal income tax purposes as a sale of such SCA Class I common shares to us in a fully taxable transaction. In a taxable sale, a redeeming holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the relief of the holder’s share of any liabilities of Accenture SCA as determined for U.S. tax purposes) and the holder’s basis in the shares that are redeemed (which also would include the holder’s share of any liabilities of Accenture SCA as determined for U.S. tax purposes). The amount realized will equal the value of our Class A common shares or the cash deemed received from us in the redemption.
Repurchase of Our Class X Common Shares
      In connection with a redemption of SCA Class I common shares, we may repurchase any of our Class X common shares held by the shareholders whose SCA Class I common shares were redeemed in a number corresponding to the number of SCA Class I common shares redeemed. The purchase price for our Class X common shares will be equal to the par value of the Class X common shares, being $0.0000225 per share.
      In general, a U.S. holder of our Class X common shares will recognize capital gain or loss measured by the difference between the amount received by the holder of such Class X common shares upon the repurchase and such holder’s adjusted tax basis in the Class X common shares (provided the Class X common shares are held as a capital asset).
Backup Withholding and Information Reporting
      Any U.S. holders who redeem their SCA Class I common shares and at that time have not provided an accurate and complete Form W-9 or substitute form and that have not otherwise established an exemption may be subject to U.S. federal backup withholding of up to 28% of the gross proceeds (whether the proceeds are cash or our Class A common shares) otherwise payable pursuant to the redemption of the SCA Class I common shares or our Class X common shares. If you have been informed by the U.S. Internal Revenue Service that you are subject to backup withholding or in certain other circumstances you fail to comply with certification requirements, you may be subject to U.S. federal backup withholding even if you have completed and returned the appropriate form. In addition, you may be subject to backup withholding if the U.S. Internal Revenue Service has notified the payor that the taxpayer identification number provided by you is incorrect. Some holders, including corporations, may be exempt from backup withholding. You should consult with your tax advisor regarding your qualification for exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the U.S. Internal Revenue Service.
      The payor of the redemption proceeds will be required to furnish annually to the U.S. Internal Revenue Service and to the payee of the redemption proceeds information relating to the proceeds of the redemption. Some holders, including corporations, financial institutions and certain tax-exempt organizations, are generally not subject to information reporting.

MATERIAL LUXEMBOURG TAX CONSEQUENCES OF REDEMPTION
      The following summary describes the material Luxembourg tax consequences of the redemption of SCA Class I common shares to U.S. holders (who are not resident in Luxembourg or otherwise subject to income taxation in Luxembourg). Because the specific Luxembourg tax consequences to a U.S. holder exercising such holder’s redemption right will depend upon the specific circumstances of that holder, each U.S. holder considering exercising the redemption right is strongly urged to consult such holder’s own tax advisor regarding the specific Luxembourg tax consequences to such holder of the exercise of the redemption right in light of such holder’s specific circumstances.
      Any gain realized by holders upon the redemption of SCA Class I common shares will not be subject to Luxembourg income tax. Luxembourg capital gain taxation would only occur for a non-Luxembourg holder where the following conditions are met:
      either:

•	the holder has held, alone or together with his or her spouse and minor children, at any time during the last five years, at least 10% of Accenture SCA’s shares; and

•	the redeemed SCA Class I common shares have been held less than six months;
      or:

•	the holder has held, alone or together with his or her spouse and minor children, at any time during the last five years, at least 10% of Accenture SCA’s shares; and

•	the holder has been a Luxembourg tax resident for more than 15 years and became a non-Luxembourg tax resident less than five years prior to the disposition of the SCA Class I common shares.
      Even if the conditions of one of the above cases are met, the Luxembourg taxation may be overridden by an income tax treaty signed between Luxembourg and the shareholder’s country of residence which denies Luxembourg the right to tax this capital gain.
      The redemption of the SCA Class I common shares should not give rise to any Luxembourg withholding tax, as it is not the intention of Accenture SCA to cancel these shares.

DESCRIPTION OF OUR SHARE CAPITAL
      The following summary is a description of the material terms of our share capital. We encourage you to read our memorandum of continuance and bye-laws which have been filed with the SEC.
General
      Our authorized share capital is $517,500 comprising:

•	20,000,000,000 Class A common shares, par value $0.0000225 per share;

•	1,000,000,000 Class X common shares, par value $0.0000225 per share; and

•	2,000,000,000 undesignated shares, par value $0.0000225 per share.
Common Shares
Voting
      Holders of our Class A common shares and Class X common shares are entitled to one vote per share held of record on all matters submitted to a vote of shareholders at which they are present, in person or by proxy, except that for those matters for which a class vote is also required, the members of the relevant class only have one vote per share in relation to such class vote.
      Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present in person or by proxy at the meeting. Our bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will generally be decided by a simple majority of the votes cast, except in the case of amendments to the provisions of our bye-laws relating to amalgamations, discontinuance, any sale, lease or exchange by us of all or substantially all of our property or assets and the appointment and removal of directors, where approval of the amendment by the board and shareholders holding not less than 80% of our issued and outstanding voting shares is required.
Mandatory Repurchase
      We may, at our option, repurchase at any time any Class X common share for a repurchase price equal to the par value of the Class X common share. We have agreed with each partner who holds Class X common shares, however, not to repurchase any Class X common share of a holder if such repurchase would reduce the number of Class X common shares held by such holder to a number that is less than the number of SCA Class I common shares or Accenture Canada Holdings Inc. exchangeable shares held by that holder, as the case may be.
Dividends
      Each of our Class A common shares is entitled to a pro rata part of any dividend at the times and in the amounts, if any, that our board of directors from time to time determines to declare, subject to any preferred dividend rights of any preferred shares. Our Class X common shares are not entitled to dividends.
Liquidation Rights
      Each of our Class A common shares is entitled on a winding-up of Accenture Ltd to be paid a pro rata part of the value of our assets remaining after payment of our liabilities, subject to any preferred rights on liquidation of any preferred shares. Our Class X common shares are not entitled to be paid any amount upon a winding-up of Accenture Ltd.

No Pre-emptive Rights
      Holders of our Class A common shares and our Class X common shares do not have pre-emptive rights.
Other Rights
      Class X common shares are not entitled to any dividend or liquidation rights or, except as described herein, any other rights.
Transfer
      Under our bye-laws, our Class A common shares that were not issued as part of our corporate restructuring are freely transferable by their holders. Our Class X common shares are transferable by their holders only with our consent.
Undesignated Shares
      We have created 2,000,000,000 authorized undesignated shares, which are available for designation and issuance as preferred shares, par value $0.0000225 per share, but the rights and preferences of which are currently undesignated. Our board of directors has the authority to issue the undesignated shares in one or more series and to fix the rights, preferences, privileges and restrictions attaching to those shares, including dividend rights, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the number of shares constituting any series and the designation of any series, without further vote or action by our shareholders.
      Any series of preferred shares could, as determined by our board of directors at the time of issuance, rank senior to our common shares with respect to dividends, voting rights, redemption and/or liquidation rights. These preferred shares are of the type commonly known as “blank-check” preferred stock.
      As of the date of this prospectus, we have no plans to issue any preferred shares.
Transfer Agent and Registrar
      National City Bank serves as transfer agent and branch registrar for our Class A common shares in the United States. Reid Management Limited serves as transfer agent and principal registrar for our Class A common shares in Bermuda.

COMPARISON OF RIGHTS OF HOLDERS OF ACCENTURE CLASS A COMMON SHARES
AND SCA CLASS I COMMON SHARES AND ACCENTURE CLASS X COMMON SHARES
      Accenture SCA is a Luxembourg partnership limited by shares. The rights of its shareholders are governed by Luxembourg law and Accenture SCA’s articles of association. We are an exempted company incorporated under The Companies Act 1981 of Bermuda. The rights of our shareholders are governed by Bermuda law and our memorandum of continuance and bye-laws. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders. Certain of the provisions of our bye-laws and Bermuda law described below may make it relatively more difficult for our shareholders to protect their interests or initiate or undertake any change of control of us.
      The following comparison summarizes the material differences under applicable law and relevant charter documents between the rights of holders of our Class A common shares and your rights as holders of SCA Class I common shares and our Class X common shares if you hold such Class X common shares, but is not intended to describe all of the differences. The comparison is intended to assist you, as holders of SCA Class I common shares and our Class X common shares, if applicable, in understanding how your investment will be changed if you receive our Class A common shares upon redemption of your SCA Class I common shares. When reading this comparison, you should refer to our memorandum of continuance and bye-laws and the articles of association of Accenture SCA for complete information.

Accenture Ltd	Accenture SCA

Authorized Share Capital

Our authorized share capital is set out above under “— Description of Our Share Capital.”

Our board of directors has authority to issue authorized but unissued Class A common shares, Class X common shares or undesignated shares, which may be designated and issued as preferred shares, without further vote or action by our shareholders up to the maximum number authorized.	The authorized share capital of Accenture SCA is currently set at 50,000,000,000 euros consisting of: 10,000,000,000 Class I common shares, 20,000,000,000 Class II common shares, 9,782,549,738 Class III common shares, 5,000,000 Class III-A common shares, 5,000,000 Class III-B common shares, 10,000,000 Class III-C common shares, 10,000,000 Class III-D common shares, 15,000,000 Class III-E common shares, 15,000,000 Class III-F common shares, 20,000,000 Class III-G common shares, 25,000,000 Class III-H common shares, 5,000,000 Class III-I common shares, 5,000,000 Class III-J common shares, 16,050,000 Class III-K common shares, 5,025,720 Class III-L common shares, 68,626,707 Class III-M common shares and 12,747,835 Class III-N common shares, each with a par value of one euro and twenty-five cents.
Under Luxembourg law, the authorized share capital of Accenture SCA is automatically reduced to the amount represented by the issued and outstanding shares, unless the shareholders renew the authorized share capital at least every five years. The shareholders of Accenture SCA last renewed the authorized share capital at the extraordinary shareholders’ meeting held on June 28, 2005. Accordingly, the authorized share capital of Accenture SCA will automatically be reduced

Accenture Ltd	Accenture SCA

to the amount represented by the issued and outstanding shares on June 28, 2010, on the fifth anniversary of the shareholders’ meeting referred to above, unless the authorized share capital of Accenture SCA is extended at or before that date.
As the general partner of Accenture SCA, we are authorized, without further shareholder action, to issue additional Accenture SCA shares up to the maximum number authorized.

Class II common shares and Class III common shares (including lettered sub-series of that class) may not be held by any person other than us and our subsidiaries.
At August 1, 2005, we owned approximately 76% of the outstanding Accenture SCA shares in terms of voting interests.

Voting Rights

Holders of our Class A common shares and Class X common shares are entitled to one vote per share and vote together as a single class on all matters submitted to a vote of shareholders, except for those matters for which a class vote is required, where a separate vote of the members of the affected class only is also required.

Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present in person or by proxy at the meeting.

Our bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will generally be decided by a simple majority of the votes cast, except in the case of amendments to the provisions of our bye-laws relating to amalgamations, discontinuance, any sale, lease or exchange by us of all or substantially all of our property or assets and the appointment and removal of directors, where approval of the amendment by the board and shareholders holding not less than 80% of our issued and outstanding voting shares is required.	Holders of SCA Class I common shares are entitled to one vote for each share held and vote together with holders of Class II and Class III common shares (including any letter sub-series thereof) on all matters submitted to a vote of shareholders, except for those matters for which a class vote is required. In respect of class votes, special quorum (if any) and majority requirements apply in addition to the quorum (if any) and majority requirements applicable to the general vote.

Matters adversely affecting the rights of the holders of a specific share class only require a quorum, if and when required by Accenture SCA’s articles of association or as a matter of Luxembourg law, of half of the class’ issued and outstanding shares and a two-thirds majority vote of the shares of that share class.

Under Luxembourg law, shareholder action can generally be taken by a simple majority of shares present or represented, without regard to any minimum quorum requirements. The following matters, however, require a quorum of half of Accenture SCA’s issued and outstanding shares (such quorum is not required in the context of a second shareholder meeting which is convened after a quorum could not be reached at a first meeting) and the approval of two-thirds of those shares, voting as a single class, represented and voting at the meeting:

• an amendment of Accenture SCA’s articles of association;

• a dissolution and liquidation (special majority

Accenture Ltd	Accenture SCA

requirements may apply if a company’s share capital will be lost to an extent of 75% or more) of Accenture SCA;

• the setting of the authorized share capital and the authorization given to Accenture Ltd, as Accenture SCA’s general partner, to increase Accenture SCA’s share capital within the limits of the authorization;

• a decrease of Accenture SCA’s share capital; and

• the sale of all or substantially all of Accenture SCA’s assets.

The following matters require a unanimous resolution of all the shareholders of Accenture SCA:

• the redomestication of Accenture SCA (i.e., its migration) by the change of the nationality of Accenture SCA; and

• the assessment of the shareholders, which means the imposition of an obligation on the shareholders to pay to Accenture SCA more than their original investment.

As the general partner of Accenture SCA, our approval is also required for all matters subject to a vote of the shareholders.

Holders of SCA Class I common shares generally also hold an equivalent number of our Class X common shares entitling them to vote, along with holders of our Class A common shares, on matters submitted to a vote of our common shareholders. A corresponding number of your Accenture Ltd Class X common shares may be repurchased at par value upon any redemption of your SCA Class I common shares. See “Redemption of SCA Class I Common Shares” for additional information.

Dividend Rights

Under Bermuda law, we may pay dividends that are declared from time to time by our board of directors unless there are reasonable grounds for believing that we are or would, after payment, be unable to pay our liabilities as they become due or that the realizable value of our assets would as a result be less than the aggregate of our liabilities and issued share capital and share premium accounts.

Each Class A common share is entitled to a pro rata part of any dividend at the times and in the amounts, if any, which our board of directors from time to time determines to declare, subject to any preferred dividend rights of any preferred shares. Class X common shares are not entitled to dividends.	As the general partner of Accenture SCA, we determine how the annual net profits of Accenture SCA are disposed of, and have the authority to decide to pay interim dividends. The approval of Accenture SCA’s shareholders at the annual general meeting is required to pay dividends as well as the profit allocation proposed by us.

Accenture SCA is required under Luxembourg law to transfer 5% of its annual net profits to a non-distributable legal reserve until the reserve amounts to 10% of Accenture SCA’s issued share capital.

Holders of Accenture SCA’s Class II or Class III common shares are not eligible to receive cash

Accenture Ltd	Accenture SCA

dividends. If a cash dividend is paid on SCA Class I common shares, holders of Accenture SCA’s Class II or Class III common shares (including any letter sub-series thereof) will be entitled to receive a number of newly issued Class II or Class III common shares (respectively) having an aggregate value equal to the amount of any cash dividends that the holders of those Class II or Class III common shares would have received if they had ratably participated (in the case of Class II common shares on a 10% participating basis) in the cash dividends paid to the holders of the SCA Class I common shares.

Pre-emptive Rights

Holders of our Class A common shares and our Class X common shares do not have pre-emptive rights.	Under Luxembourg law, Accenture SCA shareholders generally have pre-emptive rights to subscribe for any new shares issued by Accenture SCA for cash consideration. However, as Accenture SCA’s general partner, we are authorized, in the context of the authorized share capital in our discretion, to waive or limit any such preferential rights. We currently have the authority to waive entirely or partially or to limit, or to set conditions in respect of, any preferential subscription rights of the existing shareholders and to determine the amount of issue premium (if any) which will have to be paid by the subscriber(s) in the context of any capital increase. That authority will expire in 2010.

Redemption/Repurchase of Shares

Our Class A common shares are not redeemable, although Class A common shares could be repurchased by agreement between us and the relevant Class A common shareholder. We may, at our option, repurchase at any time any of our Class X common shares for a purchase price equal to the par value of our Class X common shares. We have agreed with each partner who holds our Class X common shares, however, not to repurchase any such Class X common shares held by that partner if the repurchase would reduce the number of the Class X common shares held by that partner to a number that is less than the number of SCA Class I common shares or Accenture Canada Holdings Inc. exchangeable shares held by that partner, as applicable.	Subject to restrictions on redemption contained in Accenture SCA’s articles of association and any contractual restrictions on redemption applicable to a holder, SCA Class I common shares are subject to the accomplishment of certain formalities redeemable at the option of the holder by the giving of irrevocable notice of an election for redemption to Accenture SCA. The redemption price is payable in cash or, at the election of Accenture SCA, in our Class A common shares. See “Redemption of SCA Class I Common Shares — Restriction on Redemptions” for additional information.

Accenture SCA is authorized to redeem its Class II or Class III common shares (including any letter sub-series thereof) at our request The redemption price for any Accenture SCA Class II or III common shares will, subject to the equality of shareholder treatment, be agreed between Accenture SCA and the holder of the shares. The redemption price for Accenture SCA Class II common shares will equal 10% of the price agreed with respect to an Accenture SCA Class III

Accenture Ltd	Accenture SCA

common shares or Accenture SCA Class III letter common share. If the redemption of the Accenture SCA Class II or Class III common shares (including any letter sub-series thereof) is done in the context of or is accompanied by a share capital reduction of Accenture SCA or cancellation of shares, the redemption of these shares must, in addition, be approved by a resolution at a meeting of shareholders passed by a two thirds majority of those present and voting, including the consent of Accenture Ltd, as Accenture SCA’s general partner.

Share Conversions

Our Class A common shares and our Class X common shares are not convertible.	All SCA Class I common shares that are sold or otherwise transferred to us or our subsidiaries will be automatically reclassified into Accenture SCA Class III common shares.

Accenture SCA Class II common shares are convertible into Class III common shares and vice versa on a ratio of ten Class II common shares to one Class III common share. Such a conversion may be effected by a resolution of an extraordinary meeting of shareholders adopted by the same vote of shareholders required for amendments to Accenture SCA’s articles of association.

Management

Our board of directors manages our business and affairs.	We manage Accenture SCA, as its general partner. Accenture SCA also has a supervisory board, which supervises the affairs of Accenture SCA and its books and records and is consulted by us if we are compelled to do so under the articles of association of Accenture SCA, or from time to time on such matters as we may determine.

Accenture Ltd	Accenture SCA

Fiduciary Duties of Directors/ General Partner and Members of Supervisory Board

Under Bermuda law, our directors owe their fiduciary duty principally to Accenture rather than to our shareholders.

Our bye-laws provide that a director, in taking action, including an action that may involve or relate to a change in control or potential change of control of us, may, but is not required to, consider, among other things, the effects that the action may have on other interests or persons, including our partners, retired partners and employees and the communities in which we do business, as long as the director acts honestly and in good faith with a view to our best interests.	Under Luxembourg law, the general partner if acting in such capacity is an agent of Accenture SCA and as an agent owes fiduciary duties principally to Accenture SCA. Likewise, the members of the supervisory board are agents acting for Accenture SCA and owe fiduciary duties principally to Accenture SCA.
Our board of director has adopted a resolution providing that our directors and officers will occupy a fiduciary relationship with us and our shareholders and these directors and officers, in performing their duties, will act in good faith in a manner that a director or officer believes to be in our best interests and in the best interests of our shareholders, as that standard of care is interpreted by the courts.

Management Liability and Indemnification

If a director or officer of a Bermuda company is found to have breached his or her fiduciary duties to that company, he or she may be held personally liable to the company in respect of that breach of duty. A director may be liable jointly and severally with others if it is shown that the director knowingly engaged in fraud or dishonesty.

Our bye-laws contain provisions which release the directors and officers from liability and indemnify them against all liabilities, losses, damages or expenses in respect of any negligence, default or breach of duty. In addition, no director or officer is liable for the acts, receipts, neglects or defaults of any other director or officer. The exemption from liability and indemnity provisions apply to the fullest extent permitted by law and so do not extend to fraud or dishonesty on the part of the directors and officers.	As the general partner of Accenture SCA, we are liable for all of Accenture SCA’s liabilities that cannot be satisfied out of its assets.

Further, under Accenture SCA’s articles of association, no member of the Accenture SCA supervisory board is liable in respect of any negligence, default or breach of duty and each member of the supervisory board is indemnified out of the funds of Accenture SCA against all liabilities, losses, damages or expenses arising out of the actual or purported execution or discharge of his or her duties or the exercise of his or her powers or otherwise in relation to or in connection with his or her duties, powers or office; provided that this exemption from liability and indemnity shall not extend to any matter which would render them void pursuant to Luxembourg law.

Under Luxembourg law, our civil liability in the performance of our duties as general partner of Accenture SCA, or the Accenture SCA supervisory board to Accenture SCA and to third parties, is generally considered to be a matter of public policy. It is possible that Luxembourg courts would declare void an explicit or even implicit contractual limitation on our liability or the liability of the Accenture SCA

Accenture Ltd	Accenture SCA

supervisory board to Accenture SCA. However, Accenture SCA may, subject to the fulfillment of certain conditions, validly indemnify the Accenture SCA supervisory board against the consequences of liability actions brought by third parties, including shareholders, if such shareholders have suffered a damage which is independent of and distinct from the damage caused to Accenture SCA.

Classification of Board; Number of Directors; Election of Directors; Filling of Vacancies; Removal of Directors/ Supervisory Board and General Partner

Our bye-laws divide our board of directors into three classes, with members of each class being elected to three-year terms.

Our board of directors determines the number of directors within the range of eight to 15 set forth in our bye-laws.

The election of our directors is determined by a majority of the votes cast at the general meeting at which the directors are elected. Our shareholders do not have cumulative voting rights. Accordingly, the holders of a majority of the voting rights attaching to our common shares will, as a practical matter, be entitled to control the election of all directors.

Our board of directors has adopted guidelines providing that, except for our chief executive officer and up to two additional inside directors designated by our chief executive officer, our directors will not be allowed to serve more than three consecutive terms.

Our board of director may fill a vacancy resulting from the resignation or termination of office of any director until the next annual general meeting.

A director is required to vacate office if he or she resigns, is not re-elected at the end of any three-year term or ceases to be a director by reason of law. Additionally, a director may be removed by a two-third majority vote of certain employee shareholders where such employee shareholders hold more than 50% of all votes capable of being cast or, where such requirement is not fulfilled, by a vote of 75% of the other directors.	The supervisory board is composed of at least three board members. The supervisory board is elected by a simple majority vote of the general meeting of shareholders for a maximum term of six years, which is renewable.

Vacancies in the supervisory board are filled by way of a simple majority vote of the general meeting of shareholders of Accenture SCA. Luxembourg law and Accenture SCA’s articles of association are silent in respect of the nomination process.

The shareholder have the ability to remove general partner in accordance with the formal requirements applicable in respect of the amendments of Accenture SCA’s articles of association. The removal would require the consent of the general partner.

Director Nominations by Shareholders

Our bye-laws require advance notice for shareholders to nominate a director at an annual general meeting of shareholders. Under our bye-laws, a shareholder must deliver to our secretary a notice executed by a shareholder (not being the person to be proposed) not less than 120 nor more than 150 days before the date	Luxembourg law and Accenture SCA’s articles of association are silent in respect of the specific procedures for nominating supervisory board members. As a general matter of Luxembourg law it is possible for a shareholder or a shareholder group representing at least 20% of a company’s outstanding share capital

Accenture Ltd	Accenture SCA

of our proxy statement released to shareholders in connection with the prior year’s annual general meeting. The notice must contain (a) the name, age, business address and residence address of the person proposed to be nominated for election as a director (b) the principal occupation or employment of such person, (c) the class, series and number of our shares which are beneficially owned by such person, (d) information which would, if he or she were so appointed, be required to be included in the company’s register of directors and officers and (e) all other information relating to such person that is required to be disclosed in solicitations for proxies for the election of directors pursuant to the SEC’s proxy rules, together with notice executed by such person of his or her willingness to serve as a director if so elected. Shareholders are not entitled to nominate persons for election as directors at any special general meeting of shareholders.
to request that an agenda item or matter be put to a resolution of the shareholders. In such case, the general partner has the obligation to convene a shareholder meeting.

New Business Proposals by Shareholders

Bermuda law provides that only shareholders who collectively hold at least 5% of the total voting rights of our aggregate outstanding Class A common shares and our Class X common shares, or any group comprised of at least 100 or more registered shareholders, may require a proposal to be submitted to an annual general meeting of shareholders.	Only matters submitted with our consent, as the general partner of Accenture SCA, may be voted on at any meeting of Accenture SCA shareholders.

As a general matter of Luxembourg law it is possible for a shareholder or a shareholder group representing at least 20% of a company’s outstanding share capital to request that an agenda item or matter be put to a resolution of the shareholders. In such case, the general partner has the obligation to convene a shareholder meeting.

Call of Special Meetings of Shareholders

Bermuda law provides that a special general meeting may be called by our board of directors and must be called upon the request of shareholders holding not less than 10% of the aggregate outstanding Class A common shares and Class X common shares.	Luxembourg law provides that the general partner may call extraordinary meetings of shareholders. It is also generally held that the supervisory board may convene general meetings. In addition, special general meetings can be called upon the request of a shareholder or shareholder group holding at least 20% of the outstanding share capital of a company.

Shareholder Action by Written Consent

Except in the case of the removal of auditors or directors, anything which may be done by resolution at a general meeting of all or any class of shareholders, may, without a meeting, be done by a resolution signed by all of the shareholders or class of shareholders who at the date of the resolution in writing would be entitled to attend a meeting and vote on the resolution.	As the Luxembourg law currently stands, shareholders may not act by written consent.

Accenture Ltd	Accenture SCA

Amendment of Governing Documents

Bermuda law provides that the memorandum of association or continuance of a company may be amended by a resolution passed at a properly noticed general meeting of shareholders. An amendment to the memorandum of association or continuance to include certain restricted business activities also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of our issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association or continuance adopted by shareholders at any general meeting, other than an amendment that alters or reduces share capital. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association or continuance must be made within 21 days after the date on which the resolution altering the company’s memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

Amendments to our bye-laws must be approved by our board of directors and by shareholders by a resolution passed by the holders of a majority of the votes cast, except for amendments to the provisions of our bye-laws relating to amalgamations, discontinuance, any sale, lease or exchange by us of all or substantially all of our property or assets and the appointment and removal of directors which must be approved by our board of directors and by shareholders holding not less than 80% of our issued and outstanding voting shares.	Amendments to Accenture SCA’s articles of association generally must be approved by us, as Accenture SCA’s general partner, and by shareholders by a two-thirds majority vote at a meeting at which a quorum of half of Accenture SCA’s issued and outstanding shares are present. If the amendment adversely affects the rights of the holders of a specific share class, a quorum of half of the issued and outstanding shares of the relevant share class would be required at the occasion of a first shareholder meeting with no quorum requirement existing in case of a second shareholder meeting and a two-thirds majority vote of the shares of that share class, in addition to our approval as general partner, would be required.

Amalgamation, Discontinuance and Sale of All or Substantially All of Our Assets or the Assets of Accenture SCA

Any amalgamation of us and another company, discontinuance out of Bermuda or sale, lease or exchange by us of all or substantially all of our properties or assets, including our goodwill and corporate franchises, requires the approval of (a) our board of directors by a majority of the directors then	Any amalgamation, dissolution and liquidation of Accenture SCA, or the sale of all or substantially all of its assets, requires our approval, as the general partner of Accenture SCA, and the approval of two- thirds of the outstanding Accenture SCA shares represented and voting at a meeting where a quorum

Accenture Ltd	Accenture SCA

in office and (b) a majority of votes cast by our shareholders, in addition to any other sanction in the case of an amalgamation or discontinuance required by the Companies Act in respect of any variation of the rights of any class of shareholders.
is present.

Rights on Liquidation

If we were to liquidate, each of our Class A common shares would be entitled to be paid a pro rata part of the value of our assets remaining after payment of our liabilities, subject to any preferred rights on liquidation of any preferred shares. Our Class X common shares would not be entitled to be paid any amount upon our liquidation.	Upon any liquidation of Accenture SCA, each holder of Accenture SCA shares would be entitled, to the extent of the availability of funds or assets in sufficient amount, to the repayment of the nominal share capital amount corresponding to the holder’s share holdings. The liquidation proceeds, if any, including the return of nominal share capital, would be paid so that each holder of Accenture SCA Class II common shares received a liquidation payment equal to 10% of any liquidation payment received by a holder of SCA Class I common shares or Accenture SCA Class III common shares of Class III letter common shares.

Access to Books and Records

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include our memorandum of continuance, and any alteration thereto. The shareholders have the additional right to inspect our bye-laws, minutes of general meetings and our audited financial statements. Our register of shareholders is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. We are required to maintain our share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain our principal share register in Hamilton, Bermuda and a branch register in the United States. We are required to keep at our registered office a register of our directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Our board of directors has adopted a resolution providing that our shareholders have the right to inspect, at a principal place of business in the United States, copies of our books and records, including shareholder names, addresses, and shareholdings in accordance with the terms set forth in the Model	The public has the right to inspect the public documents of a company available at the office of the Trade and Companies Register in Luxembourg. Certain publications of amongst others articles of association and amendments thereto are in addition published in the Official Gazette in Luxembourg. Fifteen days prior to the annual general meeting of shareholders, the shareholders have the right to inspect at Accenture SCA’s registered office certain documents such as the balance sheet, the profit and loss statement, the report of the general partner and of the auditor.

Accenture Ltd	Accenture SCA

Business Corporation Act, as that act may be amended from time to time. If Model Business Corporation Act does not provide access to the shareholder names, addresses, and shareholdings, these books and records will be made available for inspection by our shareholders for purposes properly related to their status as shareholders.

Appraisal Rights

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder who is not satisfied that fair value has been paid for his or her shares in the Bermuda company may apply to the Bermuda Court to appraise the fair value of his or her shares. Within one month of such appraisal, the company is entitled to pay the appraised fair value or decide not to proceed with the amalgamation. If the amalgamation has already become effective prior to such appraisal, the company is bound to pay the appraised fair value to the shareholder.	Shareholders of Accenture SCA have in principle no appraisal rights under Luxembourg law. However, in exceptional circumstances, the court may appoint ad hoc auditors in view of examining the books and accounts of a company, to investigate specific matters and to prepare a report.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company’s memorandum of association or continuance or bye-laws. Furthermore, consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares of any shareholder, by other shareholders or by the company.

Our board of directors has adopted resolutions providing, among other things, that (a) our shareholders may bring derivative proceedings on behalf of us, if these derivative proceedings are	Under Luxembourg law a company may institute a suit against its directors in respect of a loss suffered by the company upon a shareholder resolution being taken to that effect. Shareholders may as a rule not institute individual proceedings against a director unless the shareholders have suffered a loss which is distinct and separate from the loss suffered by the company.

Accenture Ltd	Accenture SCA

brought on a basis and under the terms set forth in the Model Business Corporation Act as it is interpreted by, or required by, the courts; (b) we will consent to the jurisdiction, for any otherwise available cause of action by or on behalf of our shareholders, of all Delaware state courts and U.S. federal courts in Delaware; and (c) our directors and officers will occupy a fiduciary relationship with us and our shareholders and these directors and officers, in performing their duties, will act in good faith in a manner that a director or officer believes to be in our best interest and in the best interest of our shareholders, as that standard of care is interpreted by the courts. Notwithstanding the passing of these resolutions, all substantive and procedural requirements of Bermuda law would have to be satisfied for any such derivative proceedings to be brought in Bermuda.

PLAN OF DISTRIBUTION
      This prospectus relates to the possible issuance from time to time of up to 108,600,713 of our Class A common shares to holders of up to an equal number of SCA Class I common shares if, and to the extent that, such holders tender their SCA Class I common shares for redemption and Accenture SCA elects to exchange those holders’ SCA Class I common shares for our Class A common shares. We will not receive any cash proceeds from the issuance of the Class A common shares to the holders of SCA Class I common shares tendered for redemption pursuant to this prospectus, but we will acquire the SCA Class I common shares from the redeeming holders in exchange for any of our Class A common shares we may issue pursuant to this prospectus.
LEGAL MATTERS
      Appleby Spurling Hunter, Bermuda, will pass upon the validity of the Class A common shares offered by this prospectus.
EXPERTS
      The consolidated financial statements as of August 31, 2004 and 2003 and for each of the years in the three-year period ended August 31, 2004 have been incorporated by reference herein in reliance on the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE TO FIND ADDITIONAL INFORMATION
      This prospectus does not contain all of the information included in the registration statement on Form S-3 of which this prospectus is a part. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If SEC rules and regulations require that such agreement or document be filed as an exhibit to the registration statement, please see such agreement or document for a complete description of these matters. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.
      We file annual, quarterly and current reports and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following location:
Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549
      You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.
      The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including Accenture Ltd, who file electronically with the SEC. The address of that site is http://www.sec.gov. In addition, we make available free of charge on the Investor Relations section of our website at www.accenture.com under the page entitled “Investors,” our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC. Reports, proxy statements and other information concerning Accenture Ltd may also be inspected at the offices of the New York Stock Exchange, which are located at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, which we have previously filed with the SEC and are considered a part of this prospectus, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering. These filings contain important information about us.

File Number (001-16565)	Filing Date

Annual Report on Form 10-K for the fiscal year ended August 31, 2004	Filed on November 5, 2004.
Quarterly Reports on Form 10-Q for the quarterly periods ended November 30, 2004, February 28, 2005 and May 31, 2005	Filed on January 10, 2005, April 8, 2005 and July 11, 2005.
Current Reports on Form 8-K, dated September 8, 2004, November 22, 2004, February 2, 2005, May 20, 2005, July 7, 2005 (Item 1.01 only) and August 5, 2005	Filed on September 8, 2004, November 24, 2004, February 9, 2005, May 20, 2005, July 7, 2005 and August 5, 2005.
The description of our Class A common shares contained in the Registration Statement on Form 8-A, dated June 25, 2001, filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934	Filed on June 25, 2001.
      You can obtain copies of any of the documents incorporated by reference in this document from us or through the SEC or the SEC’s web site described above. Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus. You may obtain documents incorporated by reference in this document by writing us at the following address or calling us at the telephone number listed below:
Investor Relations
1345 Avenue of the Americas, 18th Floor
New York, NY 10105
Telephone: +1 (877) ACN-5659 in the United States and Puerto Rico
+1 (703) 797-1711 outside the United States and Puerto Rico

108,600,713 Shares
ACCENTURE LTD
Class A Common Shares

PROSPECTUS

August 26, 2005